UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of March 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 31st, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Announces Year End Results

Wellington, New Zealand – March 31, 2006 -/PRNewswire/- Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

The Company has now filed its annual report for the fiscal year ended December 31, 2005. The report and accompanying management’s discussion and analysis, reserves report and independent report on reserves are available for review on the Company’s website and via the SEDAR (Canada) and EDGAR (US) sites, which can be accessed through www.austral-pacific.com, www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm respectively.

Cash and cash equivalents of $15.3 million held at December 2005 ensure that the Company is in a strong position to progress its 2006 plans aggressively.

The loss for the year was $2.4 million compared with $5.7 million in 2004. Production of 31,000 barrels of oil from the Cheal field provided $1.8 million revenue at an average sale price of $56.98 per barrel. Based on an independent evaluator’s report, the Company recognised approximately 539,000 barrels of proved reserves in respect to the Cheal field.

Stockholders equity at December 2005 was $24.7 million – an increase from 2004 of $8.7 million. The increase was primarily as a result of the successful $10 million private placement of shares in October, 2005.

In announcing the results, Chief Executive Officer Rick Webber said the company was in a sound financial position and was well placed to pursue its 2006 business objectives. “We have two objectives for 2006 at the top of our list: the development of the Cheal oil field and a declaration of commerciality over the Cardiff gas discovery,” said Webber.

Webber said plans for the development of the Cheal oil field are well advanced and work will commence as soon as the approval of the joint venture participants has been secured. The project has a six month lead time, meaning the field would be on-stream in the fourth quarter of 2006 given an immediate start to development activities.

The arrival this week from the United States of additional equipment will allow the company to complete the final stage of production testing at Cardiff. “I’m very optimistic about Cardiff,” said Webber. “I believe there is a significant prize to be won here and getting a definitive test result and a declaration of commerciality over the discovery are key steps along the way.”

“From a strategic point of view, Cheal and Cardiff are fundamental to our goal of establishing and building a sustainable production profile,” said Webber. “In parallel with these activities we continue the process of reviewing and high grading the prospects and leads in our prospect inventory with the aim of identifying high impact, drillable prospects.”

“Our next exploration well, Douglas-1, will spud in the next day or so. It’s an exciting prospect situated in the foreland basin of Papua New Guinea. The well is located on a well defined structure that could hold 150 million barrels of reserves. All the indicators are positive and I’m very optimistic,” said Webber.

The Company has also filed its Annual Report and Information Circular for the forthcoming Annual General Meeting, which have been mailed to shareholders. These documents can be downloaded from the Company, SEDAR or EDGAR website.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Rick Webber, CEO +64 (4) 476 2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.